EXHIBIT 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the registration of shares of the Common Stock of Novellus Systems, Inc. for use under the Novellus Systems, Inc. Retirement Plan of our report dated June 26, 2008, with respect to the statements of net assets available for benefits of the Novellus Systems, Inc. Retirement Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2007 included in the Annual Report on Form 11-K.

/s/ MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

February 26, 2009